Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Three Months Ended March 31, 2017

	2012	2013	2014	2015	2016
Earnings:
Income before income taxes	$327,133	$401,876	$501,272	$530,138	$106,670	$13,746
Add: fixed charges	29,097	24,931	39,274	27,123	18,330	4,995
Earnings	$356,230	$426,807	$540,546	$557,261	$125,000	$18,741
Fixed Charges:
Interest expense[1]	$29,036	$24,871	$39,211	$27,059	$18,267	$4,971
Estimated interest portion of rent expense[2]	61	60	63	64	63	24
Fixed charges	29,097	$24,931	$39,274	$27,123	$18,330	$4,995
Ratio of earnings to fixed charges	12.24	17.12	13.76	20.55	6.82	3.75
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.